SmileDirectClub, Inc.

414 Union Street

Nashville, Tennessee 37219

September 9, 2019

VIA EDGAR AND EMAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Attn:                    Heather Percival

Amanda Ravitz

Re:                             SmileDirectClub, Inc.

Registration Statement on Form S-1 (File No. 333-233315)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

We refer to the registration statement on Form S-1 (File No. 333- 233315) (as amended, the “Registration Statement”), of SmileDirectClub, Inc. (the “Company”), relating to the registration of the Company’s Class A common stock, par value $0.0001 per share.

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:00 P.M. (Eastern time) on Wednesday, September 11, 2019, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Please call David J. Goldschmidt of Skadden, Arps, Slate, Meagher & Flom LLP, at (212) 735-3574, to confirm the effectiveness of the Registration Statement.

Very truly yours,

SmileDirectClub, Inc.

By:	/s/ David Katzman
	Name:	David Katzman
	Title:	Chief Executive Officer and Chairman (Principal Executive Officer)